# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DNA X, Inc., CIK 0001178697
CUSIP: 83548F309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4445 EASTGATE MALL, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-26-000106
Filed by CIK 0001105806

## Reporting persons
- LYTTON LAURENCE W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 61,633; shared voting power 38,888; sole dispositive power 61,633; shared dispositive power 38,888; aggregate amount beneficially owned 100,521 (6.8% of the class)
  Comment: The shares of Common Stock beneficially owned by the reporting person excludes warrants to purchase 22,222 shares of Common Stock, which are subject to a 4.99% beneficial ownership limitation. The percentage reported herein is calculated based on 1,488,268 shares of Common Stock outstanding on May 14, 2026, as reported in the Form 10-Q filed by the issuer for the quarter ended March 31, 2026.

## Item 1. Issuer
Name of issuer: DNA X, Inc.
Address of issuer's principal executive offices: 4445 Eastgate Mall, Suite 200, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence: 467 CENTRAL PARK WEST, NEW YORK, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 100,521
Percent of class: 6.8%
Sole power to vote or to direct the vote: 61,633
Shared power to vote or to direct the vote: 38,888
Sole power to dispose or to direct the disposition: 61,633
Shared power to dispose or to direct the disposition: 38,888

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LYTTON LAURENCE W: /s/ Laurence W. Lytton, Reporting Person (08/13/2026)